Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that The Dreyfus/Laurel Tax-Free Municipal Funds
(comprised of the Dreyfus Basic California Municipal
Money Market Fund, Dreyfus Basic New York Municipal
Money Market Fund and Dreyfus Basic Massachusetts
Municipal Money Market Fund) (the "Funds") complied
with the requirements of subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of 1940
as of June 30, 2007.  Management is responsible for the
Funds' compliance with those requirements.  Our
responsibility is to express an opinion on management's
assertion about the Funds' compliance based on our
examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of June 30, 2007 and with
respect to agreement of security purchases and sales,
for the period from May 31, 2007 (the date of our last
examination), through June 30, 2007:
1. 	Reconciliation between the Funds' accounting
records and the custodian's records as of June 30, 2007
and verified reconciling items;
2.         Confirmation of pending purchases for the
Funds as of June 30, 2007 with brokers, and where
responses were not received, inspection of documentation
corresponding to subsequent cash payments;
3.	Agreement of pending sale activity for the Funds
as of June 30, 2007 to documentation of corresponding
subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for seven purchases and eight sales or maturities
for the period May 31, 2007 (the date of our last
examination) through June 30, 2007, to the books and
records of the Funds noting that they had been accurately
recorded and subsequently settled;
5.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period
July 1, 2006 through June 30, 2007 and noted no negative
findings were reported in the areas of Asset Custody and
Control; and
6.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2007 through June 30, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that The Dreyfus/Laurel Tax-Free Municipal Funds complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of June
30, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of The
Dreyfus/Laurel Tax-Free Municipal Funds and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP


September 26, 2007


September 26, 2007






Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Tax-Free Municipal Funds
(comprised of Dreyfus Basic California Municipal Money
Market Fund, Dreyfus Basic Massachusetts Municipal Money
Market and Dreyfus Basic New York Municipal Money Market
Fund) (the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and
 maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2007 and from May 31, 2007 through June 30, 2007.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2007 and from May
31, 2007 through June 30, 2007 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds



James Windels
Treasurer